Exhibit (6)(m)

September 22, 2014

Gina Kohler

6347 Nancy Street

Los Angeles, CA 90045

Dear Gina,

On behalf of BeautyKind, LLC (hereinafter “BeautyKind” or the “Company”), we are pleased to offer you the position of Co-Founder, with a start date of September 22, 2014 performing such duties as are assigned to you from time to time by the Company and/or as are normally associated with this position or any other position to which you may be assigned in the future.

Salary: An annualized salary of $230,000 per year paid on the Company’s regular payroll dates and subject to withholdings and standard payroll practices (hereinafter referred to as your “base compensation”). Consistent with the at-will nature of employment and compensation, your annual salary may be adjusted by the Company from time to time in its sole discretion.

Contingencies: This offer is contingent upon (i) your executing the Company’s Proprietary Information and Inventions Agreement attached hereto as Exhibit A (the “PIIA”), and (ii) your satisfying the eligibility requirements for employment in the United States.

Personnel Policies and Benefits: Other than the Company’s policy of at-will employment and arbitration of employment disputes, the Company reserves the right to supplement, interpret, remove or otherwise amend its personnel policies. Your employment is subject to these personnel policies and procedures as they may be interpreted, adopted, revised or deleted from time to time in the Company’s sole discretion, or in order to comply with applicable law. You will be eligible to participate on the same basis as similarly situated employees in the Company’s benefit plans in effect from time to time during your employment. The Company expects to provide health insurance as well as vacation and sick leave. You will be eligible for ten days of paid vacation annually, which will be earned on a pro rata basis throughout the year based on your anniversary date. The maximum amount of vacation that may be accrued is ten days. Accrued, unused vacation pay will be paid at time of termination. All matters of eligibility for coverage or benefits under any benefit plan shall be determined in accordance with the provisions of such plan. The Company reserves the right to change, alter, or terminate any benefit plan in its sole discretion.

Confidential Information and Restrictive Covenants: As an employee of the Company, you will be provided confidential, private and/or proprietary information. Moreover, you may, during the course of your employment, develop certain information or inventions that will be the property of the Company. To protect the interests of the Company, we will require you to sign, as a condition of your employment, the PIIA.

Not In Violation of Any Obligations to Others: It is a violation both of this agreement and Company policy to utilize confidential and/or proprietary information of other persons and/or entities during your employment with BeautyKind. Through your acceptance of this offer of employment, you are assuring us that your employment with BeautyKind will not violate any non-competition agreement, confidentiality restriction or other legal obligation you may have with any current and/or former employer. You are also certifying that you have provided us with copies of any non-competition, confidentiality or other agreements that you signed in conjunction with any current and/or former employment. You further agree that BeautyKind may contact your former employers if it has any concerns regarding any agreement or other obligations that you may have. You also understand that BeautyKind also reserves the right to withdraw this offer or terminate your employment if BeautyKind determines, in its sole discretion, that your employment with us may violate any continuing obligations to a former employer.

Employment at Will: Please note that this letter and your acceptance of employment are not meant to constitute a contract of employment for any specific period of time and that you will remain, at all times, an employee at-will, which means that either you or the Company may terminate the employment relationship at any time, for any reason, with or without notice. Other than by a written Agreement signed by you and the CEO of BeautyKind, this policy of at will employment and compensation may not be changed by any writing, verbal statement or action by anyone at the Company.

Arbitration of Employment Disputes: To the extent, if any, either you or the Company has a legal claim or dispute against the other for violation of this agreement, or for any dispute whatsoever relating to this agreement, the PIIA, your employment or compensation with the Company, any and all such claims (as well as claims concerning the arbitrability of such claims) will be submitted to confidential, binding arbitration by a mutually-selected arbitrator, under the American Arbitration Association’s then-current rules governing the arbitration of employment disputes for individually negotiated employment contracts, which can be located on the AAA’s website, located at www.adr.org, or obtained by contacting the AAA at (888) 774-6904. The arbitration will occur in the state and county where you were last employed by the Company, unless otherwise agreed to by you and the Company.

The arbitration will be held, to the greatest extent possible, on successive, contiguous days and the parties will observe strictly the time periods established by the AAA or by the arbitrator(s) for the submission of evidence and briefs. Discovery in the arbitration shall be as limited as reasonably possible. The arbitration, including any hearing and record of the proceedings, will be confidential and shall not be open to the public unless all parties agree in writing or as otherwise required by applicable law.

Any up-front fees payable to the arbitrator(s) or like up-front fees shall be divided equally between the parties unless otherwise agreed upon by the parties or provided by the AAA rules, except that the cost to you for initiating such arbitration shall not exceed the cost for instituting a lawsuit in state or federal court. The prevailing party shall be reimbursed its costs, including reasonable attorneys’ fees and arbitration expenses proportionate to the degree of its success from the other party, to the extent that attorneys’ fees are otherwise available to prevailing parties under applicable law.

The parties acknowledge and agree that arbitration in accordance with this Section shall be their sole and exclusive remedy. In the event that a party files a lawsuit over a Claim, the other party shall give notice of the existence of the Agreement and if the lawsuit is not dismissed within ten (10) days’ receipt of such notice, the party filing the lawsuit shall be liable for all costs and attorneys’ fees incurred in dismissing the lawsuit.

The promises made by you and the Company in this arbitration agreement shall survive and remain in full force and effect following termination of your employment (for any reason).

Other: This agreement may be executed in counterparts. It cannot be amended waived, released, discharged or modified unless such modification is in writing and signed by you and the CEO of the Company. The failure of either you or the Company not to insist upon the performance of any one or more terms, covenants or conditions of this agreement shall not be construed as a waiver or relinquishment of any right granted hereunder or of any future performance of any such term, covenant or condition, and the obligation of either party with respect hereto shall continue in full force and effect. This agreement shall be governed, construed and enforced in accordance with the laws of California without regard to principles of conflicts of law. Should any provision of this agreement, or portion thereof, be found invalid and unenforceable, it shall be construed to be enforceable to the greatest extent allowable under applicable law, and the remaining provisions shall continue in full force and effect. By signing this letter, you acknowledge that the terms described in this letter, together with the PIIA, set forth the entire understanding between us and supersedes any prior representations or agreements, whether written or oral; there are no terms, conditions, representations, warranties or covenants other than those contained herein. This agreement is binding upon you, your heirs and personal representatives, and on the Company, its successors and assigns. However, the rights, interests and benefits hereunder are assignable by the Company, but not by you.

Term of Offer: When you do accept, and we sincerely hope you will, please sign the enclosed copy of this letter and return it to me via email, with the original to follow. By signing this agreement, you acknowledge that you have read it, understand it, and agree to its terms.

We are excited to have you join us and are enthused at the prospect of tackling a very promising future together. We look forward to a Jong and mutually rewarding relationship.

Sincerely,

Hil Davis

BeautyKind, LLC

Agreed to, accepted and acknowledged

/s/ Gina Kohler	9/22/2014
Gina Kohler	Date

EXHIBIT A-1

EXHIBIT A

PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

As a condition of my employment with BeautyKind, LLC, and its subsidiaries, affiliates, successors or assigns (collectively, the "Company"), and in consideration of my employment with the Company and my receipt of the compensation now and hereafter paid to me by the Company, I agree to the following terms under this Proprietary Information and Inventions Agreement (this “Intellectual Property Agreement”):

1.          Employment

(a)          I understand and acknowledge that my employment with the Company is for an unspecified duration and constitutes "at-will" employment. I acknowledge that this employment relationship may be terminated at any time, with or without good cause or for any or no cause, at the option either of the Company or myself, with or without notice.

(b)          I agree that, during the term of my employment with the Company, I will not engage in any other employment, occupation, consulting or other business activity related to the business in which the Company is now involved or becomes involved during the term of my employment, nor will I engage in any other activities that conflict with my obligations to the Company.

2.          Confidential Information

(a)          Company Information. I agree at all times during the term of my employment (my "Relationship with the Company") and thereafter to hold in strictest confidence, and not to use except for the benefit of the Company or to disclose to any third party without written authorization of the Board of Directors of the Company, any Confidential Information of the Company. I understand that "Confidential Information” means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, business plans, product plans, products, services, customer lists and customers (including, but not limited to, customers of the Company on whom I called or with whom I became acquainted during the term of my Relationship with the Company), market research, works of original authorship, intellectual property (including, but not limited to, unpublished works and undisclosed patents), photographs, negatives, digital images, software, computer programs, ideas, developments, inventions (whether or not patentable), processes, formulas, technology, designs, drawings and engineering, hardware configuration information, forecasts, strategies, marketing, finances or other business information disclosed to me by the Company either directly or indirectly in writing, orally or by drawings or observation or inspection of parts or equipment. I further understand that Confidential Information does not include any of the foregoing items that has become publicly known and made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved.

(b)          Other Employer Information. I agree that I will not, during my Relationship with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that I will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

(c)          Third Party Information. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company's agreement with such third party.

EXHIBIT A-2

3.          Intellectual Property

(a)          Assignment of Intellectual Property. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all my right, title and interest in and to any original works of authorship, domain names, inventions, concepts, improvements, processes, methods or trade secrets, whether or not patentable or registrable under copyright or similar laws, that I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the service of the Company (collectively referred to as "Intellectual Property") and that (i) are developed using the equipment, supplies, facilities or Confidential Information of the Company, (ii) result from or are suggested by work performed by me for the Company, or (iii) relate to the Company business or to the actual or demonstrably anticipated research or development of the Company. The Intellectual Property will be the sole and exclusive property of the Company. I further acknowledge that all original works of authorship that are made by me (solely or jointly with others) within the scope of and during the period of my Relationship with the Company and that are protectable by copyright are "works made for hire," as that term is defined in the United States Copyright Act. To the extent any Intellectual Property is not deemed to be work made for hire, then I will and hereby do assign all my right, title and interest in such Intellectual Property to the Company, except as provided in Section 3(e).

(b)          Patent and Copyright Registrations. I agree to assist the Company, or its designee, at the Company's expense, in every proper way to secure the Company’s rights in the Intellectual Property and any copyrights, patents, trademarks, domain names or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto and the execution of all applications, specifications, oaths, assignments and other instruments that the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company and its successors, assigns and nominees the sole and exclusive right, title and interest in and to such Intellectual Property, and any copyrights, patents, trademarks, domain names or other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Intellectual Property Agreement. If the Company is unable because of my mental or physical incapacity or for any other reason to secure my assistance in perfecting the rights transferred in this Intellectual Property Agreement, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent and copyright, trademark or domain name registrations thereon with the same legal force and effect as if executed by me. The designation and appointment of the Company and its duly authorized officers and agents as my agent and attorney in fact shall be deemed to be coupled with an interest and therefore irrevocable.

(c)          Maintenance of Records. I agree to keep and maintain adequate and current written records of all Intellectual Property made by me (solely or jointly with others) during the term of my Relationship with the Company. The records will be in the form of notes, sketches, drawings, works of original authorship, photographs, negatives or digital images or in any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.

(d)          Intellectual Property Retained and Licensed. I provide below a list of all original works of authorship, inventions, developments, improvements, trademarks, designs, domain names, processes, methods and trade secrets that were made by me prior to my Relationship with the Company (collectively referred to as “Prior Intellectual Property"), that belong to me, that relate to the Company’s proposed business, products or research and development, and that are not assigned to the Company hereunder; or, if no such list is attached, I represent that there is no such Prior Intellectual Property. If in the course of my Relationship with the Company, I incorporate into Company property any Prior Intellectual Property owned by me or in which I have an interest, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Intellectual Property as part of or in connection with such Company property.

EXHIBIT A-3

Prior Intellectual Property:

Title	Date	Identifying Number or Brief Description

(e)          Exception to Assignments. I understand that the provisions of this Intellectual Property Agreement requiring assignment of Intellectual Property to the Company are limited by Section 2870 of the California Labor Code, which is attached hereto as Appendix A, and do not apply to any intellectual property that (i) I develop entirely on my own time; and (ii) I develop without using Company equipment, supplies, facilities or trade secret information; and (iii) does not result from any work performed by me for the Company; and (iv) does not relate at the time of conception or reduction to practice to the Company’s current or anticipated business, or to its actual or demonstrably anticipated research or development. Any such intellectual property will be owned entirely by me, even if developed by me during the time period in which I am employed by the Company. I will advise the Company promptly in writing of any intellectual property that I believe meets the criteria for exclusion set forth herein and is not otherwise disclosed pursuant to Section 3(d) above.

(f)          Moral Rights. Any assignment of copyright pursuant to this Agreement includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively, "Moral Right"). To the extent such Moral Rights cannot be assigned under applicable law and to the extent the following is allowed by the laws in the various countries where Moral Rights exist, I hereby waive such Moral Rights and consents to any such action of the Company that would violate such Moral Rights in the absence of such consent. I will confirm any such waivers and consents from time to time as requested by the Company.

(g)          Return of Company Documents. I agree that, at the time of leaving the employ of the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all works of original authorship, domain names, original registration certificates, photographs, negatives, digital images, devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment or other documents or property, or reproductions of any aforementioned items, developed by me pursuant to my Relationship with the Company or otherwise belonging to the Company or its successors or assigns. In the event of the termination of my Relationship with the Company, I agree to sign and deliver the "Termination Certificate" attached hereto as Appendix B.

4.          Notification of New Employer

In the event that I leave the employ of the Company, I hereby grant consent to notification by the Company to my new employer or consulting client of my rights and obligations under this Intellectual Property Agreement.

5.          No Solicitation of Employees

In consideration for my Relationship with the Company and other valuable consideration, receipt of which is hereby acknowledged, I agree that during the period of my Relationship with the Company as an employee, consultant, officer and/or director and for a period of twelve (12) months thereafter, I shall not solicit the employment of any person who shall then be employed by the Company (as an employee oar consultant) or who shall have been employed by the Company (as an employee or consultant) within the prior twelve (12) -month period, on behalf of myself or any other person, firm, corporation, association or other entity, directly or indirectly.

EXHIBIT A-4

6.          Representations

I represent that my performance of all the terms of this Intellectual Property Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my Relationship with the Company. I have not entered into, and I agree I will not enter into, any oral or written agreement in conflict herewith. I agree to execute any proper oath or verify any proper document required to carry out the terms of this Intellectual Property Agreement.

7.          Equitable Relief

The Company and I each agree that disputes relating to or arising out of a breach of the covenants contained in this Intellectual Property Agreement may cause the Company or me, as applicable, to suffer irreparable harm and to have no adequate remedy at law. In the event of any such breach or default by a party, or any threat of such breach or default, the other party will be entitled to injunctive relief, specific performance and other equitable relief. The parties further agree that no bond or other security shall be required in obtaining such equitable relief and hereby consents to the issuance of such injunction and to the ordering of specific performance.

8.          General Provisions

(a)          Governing Law; Consent to Personal Jurisdiction. This Intellectual Property Agreement will be governed by the laws of the State of California as they apply to contracts entered into and wholly to be performed within such state. I hereby expressly consent to the nonexclusive personal jurisdiction and venue of the state and federal courts located in the federal Northern District of California for any lawsuit filed there by either party arising from or relating to this Intellectual Property Agreement.

(b)          Entire Agreement. This Intellectual Property Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and merges all prior discussions between us. No modification of or amendment to this Intellectual Property Agreement, or any waiver of any rights under this Intellectual Property Agreement, will be effective unless in writing signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Intellectual Property Agreement.

(c)          Severability. If one or more of the provisions in this Intellectual Property Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

(d)          Successors and Assigns. This Intellectual Property Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company and its successors and assigns.

[Signature Page Follows]

EXHIBIT A-5

IN WITNESS WHEREOF, the undersigned has executed this Proprietary Information and Inventions Agreement as of [9/24, 2014.

	By:	/s/ Gina Kohler
	Name:	Gina Kohler

Address:
6347 Nancy St
La Ca 90045

WITNESS:

By:
Name:

Address:

APPENDIX A-l

APPENDIX A

CALIFORNIA LABOR CODE SECTION 2870

Application of provision that employee shall assign or offer to assign rights in invention to employer.

(a)          Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)          Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

(2)          Result from any work performed by the employee for the employer.

(b)          To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

APPENDIX B-l

APPENDIX B

TERMINATION CERTIFICATE

This is to certify that I do not have in my possession, nor have I failed to return, any and all works of original authorship, domain names, original registration certificates, photographs, negatives, digital images, devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, or other documents or property, or reproductions of any aforementioned items, belonging to BeautyKind, LLC and its subsidiaries, affiliates, successors or assigns (collectively, the "Company").

I further certify that I have complied with all the terms of the Company's Proprietary Information and Inventions Agreement signed by me (the "Intellectual Property Agreement"), including the reporting of any Intellectual Property (as defined therein) conceived or made by me (solely or jointly with others) covered by the Intellectual Property Agreement.

I further agree that, in compliance with the Intellectual Property Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, methods, know-how, designs, formulas, developmental or experimental work, computer programs, databases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, consultants or licensees.

I further agree that for twelve (12) months from this date, I shall not solicit the employment of any person who shall then be employed by the Company (as an employee or consultant) or who shall have been employed by the Company (as an employee or consultant) within the prior twelve (12) month period, on behalf of myself or any other person, firm, corporation, association or other entity, directly or indirectly, all as provided more fully in the Intellectual Property Agreement.

Dated:	By:
Name: